SCHEDULE 13G

Amendment No. 0
IROBOT CORP
Common Stock
Cusip #462726100

Cusip #462726100
Item 1: 	   	Reporting Person - FMR LLC
Item 4: 	   	Delaware
Item 5: 	   	320,507
Item 6: 	   	0
Item 7: 	   	1,498,907
Item 8: 	   	0
Item 9: 	   	1,498,907
Item 11: 	  	5.193%
Item 12: 	  	HC

Cusip #462726100
Item 1: 	   	Reporting Person - Edward C. Johnson 3d
Item 4: 	   	United States of America
Item 5: 	   	0
Item 6: 	   	0
Item 7: 	   	1,498,907
Item 8: 	   	0
Item 9: 	   	1,498,907
Item 11: 	  	5.193%
Item 12: 	  	IN

SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(c)

Item 1(a). 	    	Name of Issuer:

  	  	          	IROBOT CORP

Item 1(b). 	    	Name of Issuer's Principal Executive Offices:

  	  	          	8 Crosby Dr
  	  	          	Bedford, MA 01730


Item 2(a). 	     	 Name of Person Filing:

  	   	               	 FMR LLC

Item 2(b). 	     	 Address or Principal Business Office or, if None,
Residence:

  	   	               	 245 Summer Street, Boston, Massachusetts 02210

Item 2(c). 	     	 Citizenship:

  	   	               	 Not applicable

Item 2(d). 	     	 Title of Class of Securities:

  	   	               	 Common Stock

Item 2(e). 	     	 CUSIP Number:

  	   	               	 462726100

Item 3. 	    	This statement is filed pursuant to Rule 13d-1(c).

Item 4. 	    	Ownership

  	  	     	(a)    Amount Beneficially Owned: 	1,498,907

  	  	     	(b)    Percent of Class: 	5.193%

  	  	     	(c)    Number of shares as to which such person has:

  	  	     	       (i)    sole power to vote or to direct the vote:
320,507

  	  	     	       (ii)    shared power to vote or to direct the vote: 	0

  	  	     	       (iii)    sole power to dispose or to direct the
disposition of: 	1,498,907

  	  	     	       (iv)    shared power to dispose or to direct the
disposition of: 	0

Item 5. 	    	Ownership of Five Percent or Less of a Class.

  	    	     	Not applicable.

Item 6. 	    	Ownership of More than Five Percent on Behalf of Another
Person.

  	    	     	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of IROBOT CORP. No one person's interest in the Common Stock of IROBOT CORP is more than five percent of the total outstanding Common
Stock.

Item 7. 	    	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company.

  	    	     	See attached Exhibit A.

Item 8. 	    	Identification and Classification of Members of the Group.

  	    	     	Not applicable. See attached Exhibit A.

Item 9. 	    	Notice of Dissolution of Group.

  	    	  	Not applicable.

Item 10. 	    	Certification.



By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  	February 14, 2014
  	Date

  	/s/ Scott C. Goebel
  	Signature

  	Scott C. Goebel
  	 Duly authorized under Power of Attorney effective as of June 1, 2008, by and on behalf of FMR LLC and its direct and indirect subsidiaries
SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(c)


                Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 245 Summer Street, Boston, Massachusetts 02210, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 1,178,400 shares or 4.082% of the Common Stock outstanding of IROBOT CORP ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.



                Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the funds each has sole power to dispose of the 1,178,400 shares owned by the Funds.



                Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.



                Neither FMR LLC nor Edward C. Johnson 3d, Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.



                Strategic Advisers, Inc., 245 Summer Street, Boston, Massachusetts 02210, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, provides investment advisory services to individuals. As such, FMR LLC's beneficial ownership includes 338 shares, or 0.001%, of the Common Stock outstanding of IROBOT CORP, beneficially owned through Strategic Advisers, Inc.



                 Crosby Advisors LLC, 11 Keewaydin Drive, Suite 200, Salem, New Hampshire, 03079, a wholly-owned subsidiary of Crosby Company of New Hampshire LLC ("CCNH"), is the beneficial owner of 320,169 shares or 1.109% of the outstanding Common Stock of IROBOT CORP as a result of providing investment advisory services to individuals, trusts and limited liability entities. Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, directly or indirectly, own CCNH.


SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(c)
RULE 13d-1(f)(1) AGREEMENT


                The undersigned persons, on February 14, 2014, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the Common Stock of IROBOT CORP at February 6, 2014.


  	FMR LLC

  	By /s/ Scott C. Goebel
  	Scott C. Goebel
  	Duly authorized under Power of Attorney effective as of June 1, 2008, by and on behalf of FMR LLC and its direct and indirect subsidiaries

  	Edward C. Johnson 3d

  	By /s/ Scott C. Goebel
  	Scott C. Goebel
  	Duly authorized under Power of Attorney effective as of June 1, 2008, by and on behalf of Edward C. Johnson 3d

  	Fidelity Management & Research Company

  	By /s/ Scott C. Goebel
  	Scott C. Goebel
  	Senior V.P. and General Counsel

Document-Separator. This page separates the filing documents of two notifications.

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Exhibit A